

1809 – 7TH AVENUE, SUITE 1414
SEATTLE, WA 98101
206.762.0993
www.stockvalues.com



CONTACT: John Valaas, President & CEO
Roger Mandery, EVP & CFO
425.455.7300

NEWS RELEASE

FIRST MUTUAL BANCSHARES ANNOUNCES 5-FOR-4 STOCK SPLIT;

CASH DIVIDEND EFFECTIVELY INCREASED 12.5%

BELLEVUE, WA – July 28, 2006 – First Mutual Bancshares, Inc. (Nasdaq: FMSB) today announced its Board of Directors has declared a five-for-four stock split to be distributed on October 4, to shareholders of record on September 13, 2006. In addition, First Mutual announced a quarterly cash dividend of $0.09 per share, with the same record and payable dates, which will be paid on the newly issued shares. This is an increase of 12.5% over the previous cash dividend. For a current First Mutual investor with 100 shares, the previous quarterly cash dividend was a $10 payment. Following the stock split, that same investor will have 125 shares and will earn $0.09 per share, generating a payment of $11.25. First Mutual Bancshares, Inc. currently has 5.3 million shares outstanding, and will have approximately 6.6 million shares outstanding after issuing the stock dividend.

"The stock split and dividend payment reflect our continued focus on building shareholder value," stated John Valaas, President and CEO. "The stock dividend is designed to improve trading liquidity for our shareholders, and the effective increase in the cash dividend is an excellent way to boost their return on investment."

Last week, First Mutual reported its 55th consecutive quarter of year-over-year earnings growth, with second quarter diluted earnings per share rising 11% from the same period in 2005.

First Mutual's consistent performance has garnered attention from a number of sources. Keefe, Bruyette & Woods has named First Mutual to its Honor Roll in each of the last three years for the company's 10-year earnings per share growth rate. In August 2005, U.S. Banker magazine ranked First Mutual #34 in the Top 100 Publicly Traded Mid-Tier Banks, which includes those with less than $10 billion in assets, based on its three-year return on equity.

First Mutual Bancshares, Inc. is the parent company of First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area and a sales finance office in Jacksonville, Florida.

www.firstmutual.com

- 0 -



Member FDIC

NOTE: Transmitted on Business Wire on July 28, 2006 at 9:30 a.m. PDT.